SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO
(RULE 14d-100)
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) or 13(e)(1) of
THE SECURITIES EXCHANGE ACT OF 1934

CREATIVE HOST SERVICES, INC.

(Name of Subject Company (Issuer))

YORKMONT FIVE, INC.

(Offeror)

COMPASS GROUP USA INVESTMENTS, LLP

(Parent of Offeror)
(Names of Filing Persons)

COMMON STOCK
NO PAR VALUE
(Title of Class of Securities)

22527P 10 2
(Cusip Number of Class of Securities)

Johnny C. Taylor, Jr., Esq.
Executive Vice President,
General Counsel and Secretary
Compass Group USA, Inc.
2400 Yorkmont Road
Charlotte, North Carolina 28217
Telephone: (704) 329-4032

(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications on Behalf of Filing Persons)

Copy To:
Boyd C. Campbell, Jr.
Helms Mulliss & Wicker, PLLC
201 North Tryon Street
Charlotte, North Carolina 28202
Telephone: (704) 343-2030

CALCULATION OF FILING FEE

TRANSACTION VALUATION*	AMOUNT OF FILING FEE**
$32,673,845	$4,139.78

*	Estimated for purposes of calculating the amount of filing fee only. This calculation is based upon the sum of (i) the product of 8,830,140 shares of Creative Host Services, Inc. common stock multiplied by a price of $3.40 per share, net in cash, without interest, (ii) the purchase of 440,500 shares of Creative Host Services, Inc. common stock to be issued upon the exercise of options to purchase such shares, at an aggregate cost of $876,133, and (iii) the purchase of 1,200,800 shares of Creative Host Services, Inc. common stock to be issued upon the exercise of warrants to purchase such shares, at an aggregate cost of $1,775,237.

**	The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and supplemented by Fee Rate Advisory #7 for Fiscal Year 2004, is equal to $126.70 per million of the transaction valuation, or $4,139.78.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	N/A
Form or Registration No:	N/A
Filing Party:	N/A
Date Filed:	N/A

☐ Check the box if the filing relates to solely to preliminary communications made before the commencement of a tender offer.

     Check the appropriate boxes below to designate any transactions to which the statement relates:

☑ third-party tender offer subject to Rule 14d-1.

☐ issuer tender offer subject to Rule 13e-4.

☐ going-private transaction subject to Rule 13e-3.

☐ amendment to Schedule 13D under Rule 13d-2.

     Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

Items 1 through 9, and 11

     This Tender Offer Statement on Schedule TO (this “Schedule TO”) relates to the offer by Yorkmont Five, Inc., a California corporation (“Purchaser”) and a wholly owned indirect subsidiary of Compass Group USA Investments, LLP, a Delaware limited liability partnership (“Parent”), to purchase all the outstanding shares of common stock, no par value, (the “Shares”), of Creative Host Services, Inc., a California corporation (the “Company”), at a purchase price of $3.40 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated February 26, 2004 (the “Offer to Purchase”), and in the related Letter of Transmittal, copies of which are filed with this Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively. This Schedule TO is being filed on behalf of Purchaser and Parent.

     The information set forth in the Offer to Purchase, including Schedule I thereto, and the Letter of Transmittal, is hereby incorporated by reference in answer to items 1 through 9 and 11 of this Schedule TO.

ITEM 10. FINANCIAL STATEMENTS.

     Not applicable.

ITEM 12. EXHIBITS.

(a)(1)(A)	Offer to Purchase dated February 26, 2004.
(a)(1)(B)	Form of Letter of Transmittal.
(a)(1)(C)	Form of Notice of Guaranteed Delivery.
(a)(1)(D)	Form of Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees.
(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Banks, Trust Companies and Other Nominees.
(a)(1)(F)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.
(a)(1)(G)	Joint Press Release issued by Parent and the Company on February 18, 2004.
(a)(1)(H)	Summary Newspaper Advertisement published February 26, 2004.
(b)	Not applicable.
(d)(1)	Agreement and Plan of Merger dated as of February 18, 2004, among Parent, Purchaser and the Company, together with Amendment No. 1 to Agreement and Plan of Merger dated as of February 24, 2004, among Parent, Purchaser and the Company.
(d)(2)	Tender and Voting Agreement dated as of February 18, 2004, among Parent, Purchaser and Sayed Ali.
(d)(3)	Tender Agreement dated as of February 18, 2004, among Parent, Purchaser and J. Stewart Jackson, IV.
(d)(4)	Stock Option Agreement dated as of February 18, 2004, among Parent, Purchaser and the Company.

(d)(5)	Mutual Nondisclosure Agreement dated as of December 2, 2003 between Compass Group USA, Inc. and the Company.
(d)(6)	Employment Agreement dated as of November 1, 2002 between the Company and Sayed Ali, as amended by the Addendum to Employment Agreement, dated as of February 18, 2004 among the Company, Compass Group USA, Inc. and Sayed Ali.
(d)(7)	Employment Agreement, dated as of February 18, 2004 among the Company, Compass Group USA, Inc. and Tasneem Vakharia.
(g)	Not applicable.
(h)	Not applicable.

SIGNATURES

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

YORKMONT FIVE, INC.

By:	/s/ Tom Ondrof

Name:	Tom Ondrof

Title:	Authorized Representative

COMPASS GROUP USA INVESTMENTS, LLP

By:	/s/ Tom Ondrof

Name:	Tom Ondrof

Title:	Authorized Representative

Dated:  February 26, 2004

INDEX TO EXHIBITS

EXHIBIT NUMBER	DOCUMENT
(a)(1)(A)	Offer to Purchase dated February 26, 2004.
(a)(1)(B)	Form of Letter of Transmittal.
(a)(1)(C)	Form of Notice of Guaranteed Delivery.
(a)(1)(D)	Form of Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees.
(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Banks, Trust Companies and Other Nominees.
(a)(1)(F)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.
(a)(1)(G)	Joint Press Release issued by Parent and the Company on February 18, 2004.
(a)(1)(H)	Summary Newspaper Advertisement published February 26, 2004.
(b)	Not applicable.
(d)(1)	Agreement and Plan of Merger dated as of February 18, 2004, among Parent, Purchaser and the Company, together with Amendment No. 1 to Agreement and Plan of Merger dated as of February 24, 2004, among Parent, Purchaser and the Company.
(d)(2)	Tender and Voting Agreement dated as of February 18, 2004, among Parent, Purchaser and Sayed Ali.
(d)(3)	Tender Agreement dated as of February 18, 2004, among Parent, Purchaser and J. Stewart Jackson, IV.
(d)(4)	Stock Option Agreement dated as of February 18, 2004, among Parent, Purchaser and the Company.
(d)(5)	Mutual Nondisclosure Agreement dated as of December 2, 2003 between Compass Group USA, Inc. and the Company.
(d)(6)	Employment Agreement dated as of November 1, 2002 between the Company and Sayed Ali, as amended by the Addendum to Employment Agreement, dated as of February 18, 2004 among the Company, Compass Group USA, Inc. and Sayed Ali.
(d)(7)	Employment Agreement, dated as of February 18, 2004 among the Company, Compass Group USA, Inc. and Tasneem Vakharia.
(g)	Not applicable.
(h)	Not applicable.